GILDAN ACTIVEWEAR INC.

ANNUAL INFORMATION FORM

for the year ended December 29, 2024
February 19, 2025

This Annual Information Form is dated February 19, 2025 and, except as otherwise indicated, the information contained herein is given as of February 19, 2025.
Unless otherwise indicated, all dollar amounts set forth herein are expressed in U.S. dollars and all financial information set forth herein is prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).
Unless otherwise indicated, all references to share prices, trading volumes and per share measures are adjusted, on a retroactive basis, to reflect all stock splits.
In this Annual Information Form, “Gildan”, the “Company” or the words “we”, “our” and “us” refer, depending on the context, either to Gildan Activewear Inc. or to Gildan Activewear Inc. together with its subsidiaries.
The information appearing in the extracts of the documents listed below and specifically referred to in this Annual Information Form is incorporated herein by reference:
-    Audited Consolidated Financial Statements for the fiscal year ended December 29, 2024 (the “2024 Annual Financial Statements”); and
-    Management’s Discussion and Analysis for the fiscal year ended December 29, 2024 (the “2024 Annual MD&A”).
The foregoing documents are available on the SEDAR+ website at www.sedarplus.ca, on the EDGAR website at www.sec.gov and on the Company’s website at www.gildancorp.com.

This Annual Information Form contains certain forward-looking statements that are based on Gildan’s current expectations, estimates, projections and assumptions and that were made by Gildan in light of its experience and its perception of historical trends. Results indicated in forward-looking statements may differ materially from the actual results. Please refer to the cautionary statement on pages 33 to 35 of this Annual Information Form for further explanation.

CORPORATE STRUCTURE
Name, Address and Incorporation
The Company was incorporated on May 8, 1984 pursuant to the Canada Business Corporations Act under the name of Textiles Gildan Inc. At our inception, we focused our activities on the manufacture of textiles and produced and sold finished fabric as a principal product-line. In 1992, we redefined our operating strategy and, by 1994, our operations focused exclusively on the manufacture and sale of activewear in the screenprint channel. In March 1995, we changed our name to Gildan Activewear Inc./Les Vêtements de Sports Gildan Inc. In 2005, we changed our French name to Les Vêtements de Sport Gildan Inc.
In June 1998, in conjunction with a planned initial public offering, we filed Articles of Amendment to, among other things, remove the private company restrictions contained in our charter documents and change the structure of our authorized share capital. On June 17, 1998, we completed our initial public offering of an aggregate of 3,000,000 Class A Subordinate Voting shares at Cdn$10.29 per share, on a pre-split basis, for total gross proceeds of Cdn$30,880,500.
On February 2, 2005, we filed Articles of Amendment in order to, among other things, (i) create a new class of common shares (the “Common Shares”), (ii) change each of the issued and outstanding Class A Subordinate Voting shares into the newly-created Common Shares, on a one-for-one basis, and (iii) remove the Class B Multiple Voting shares and the Class A Subordinate Voting shares as well as the rights, privileges, restrictions and conditions attaching thereto. On February 15, 2011, we filed Restated Articles of Incorporation in order to change the number of directors to a minimum of five and a maximum of twelve as determined by the directors from time to time and to appoint one or more directors in accordance with the law governing the Company.
Our principal executive offices and registered office are located at 600 de Maisonneuve Boulevard West, 33rd Floor, Montréal, Québec, Canada H3A 3J2, and our main telephone number at that address is (514) 735-2023.

Intercorporate Relationships
The Company’s principal subsidiaries, their jurisdiction of incorporation or formation and the Company’s percentage ownership share of each are as follows:

Subsidiary	Jurisdiction of Incorporation or Formation	Ownership Percentage
Gildan Activewear SRL	Barbados	100%
Gildan Yarns, LLC	Delaware	100%
Gildan USA LLC	Delaware	100%
Gildan Honduras Properties, S. de R.L.	Honduras	100%
Gildan Activewear (UK) Limited	United Kingdom	100%
Gildan Activewear EU SRL	Belgium	100%
Gildan Textiles de Sula, S. de R.L.	Honduras	100%
G.A.B. Limited	Bangladesh	100%
SDS International Limited	Bangladesh	100%
Gildan Activewear (Eden) Inc.	North Carolina	100%
Gildan Hosiery Rio Nance, S. de R.L.	Honduras	100%
Gildan Mayan Textiles, S. de R.L.	Honduras	100%
Gildan Charleston Inc.	Delaware	100%
Gildan Activewear Dominican Republic Textile Company Inc.	Barbados	100%
Gildan Choloma Textiles, S. de R. L.	Honduras	100%
The subsidiaries that have been omitted do not represent individually more than 10% of the consolidated assets and 10% of the consolidated revenues of Gildan, or in the aggregate more than 20% of the total consolidated assets and the consolidated revenues as at and for the year ended December 29, 2024.

GENERAL DEVELOPMENT OF THE BUSINESS
The following section describes how our business has developed over the last three completed fiscal years and lists key events that have influenced the general development of our business.
Recent Developments
Executive leadership changes and CFO transition
On February 19, 2025, the Company announced executive leadership nominations and a Chief Financial Officer (CFO) transition as part of a multi-year succession planning process which are intended to ensure strong continuity as the Company drives forward with the Gildan Sustainable Growth Strategy.
Chuck Ward, currently President, Sales, Marketing and Distribution, has been appointed to the newly created role of Executive Vice-President, Chief Operating Officer (EVP and COO) effective March 1, 2025, and will continue to report to Glenn J. Chamandy, President and CEO.
After almost 10 years in the Executive Vice-President (EVP), Chief Financial and Administrative Officer role, Rhodri J. Harries, has informed the board of directors of the Company (the "Board of Directors") of his intention to retire on January 1, 2026. The Company announced that Luca Barile, currently CFO, Sales, Marketing and Distribution, will succeed him, as EVP, CFO, assuming his new responsibilities on March 1, 2025. To facilitate a smooth transition over a full 10 months, Mr. Harries will retain his Chief Administrator Officer functions until his retirement.

Dividend
On February 18, 2025, the Board of Directors approved a 10% increase in the amount of the current quarterly dividend and has declared a cash dividend of $0.226 per share, payable on April 7, 2025, to shareholders of record on March 12, 2025. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends

Developments in Fiscal 2024
GSG Strategy
In 2024, the Company substantially completed the construction of its new greenfield textile manufacturing complex in Bangladesh and is pursuing the ramp-up of operations that began in 2023. Gildan launched new products featuring a soft cotton technology, developed by leveraging the Frontier acquisition and yarn-spinning investments to drive modernization. This innovation enhances softness, comfort, and printability. In June 2024, Gildan published its 20th ESG report, highlighting Gildan’s continued progress against key targets. Additionally, the Company continues to receive recognition for its strong ESG practices, including being named one of Canada's Best 50 Corporate Citizens by Corporate Knights. Gildan has also been included in the inaugural edition of TIME’s World's Most Sustainable Companies; on the Dow Jones Best-in-Class North America Index; in the 2025 Sustainability Yearbook for the 13th consecutive year based on S&P Global’s Corporate Sustainability Assessment for its demonstrated sustainability practice.

Information in our 2023 ESG Report does not form part of and is not incorporated by reference in this Annual Information Form.

Executive leadership and Board refreshment
On December 11, 2023, the Company’s then Board of Directors (the “Previous Board”) announced the termination of the Company’s President and Chief Executive Officer, Glenn Chamandy. On such date, the Previous Board appointed Vince Tyra as President and Chief Executive Officer, and Mr. Tyra took office in the first quarter of fiscal 2024, effective on January 15, 2024. Following the termination of Mr. Chamandy, shareholder Browning West and others initiated a campaign and proxy contest against the Previous Board, proposing a new slate of Directors and requesting the reinstatement of Mr. Chamandy as President and Chief Executive Officer. In the second quarter of 2024, on April 22, 2024, in advance of the May 28, 2024 Annual General Meeting of Shareholders (“Annual Meeting”), the Previous Board announced a refreshed Board of Directors (“Refreshed Board”) that resulted in the immediate replacement of five Directors, with two additional Directors staying on temporarily but not standing for re-election at the Annual Meeting. On May 23, 2024, five days prior to the Annual Meeting, the Refreshed Board and Mr. Tyra resigned, along with Arun Bajaj, the Company’s Executive Vice-President, Chief Human Resources Officer (CHRO) and Legal Affairs. The Refreshed Board appointed Browning West nominees to the Board of Directors (the “New Board”), effective as of that date. On May 24, 2024, the New Board reinstated Mr. Chamandy as President and Chief Executive Officer. On May 28, 2024, the New Board was elected by shareholders at the Annual Meeting. During fiscal 2024, the Company incurred significant expenses relating to the proxy contest, leadership changes and related matters, particularly in the first half of the year, primarily at the direction of the Previous Board and the Refreshed Board, which are referred to in section 5 of the 2024 Annual MD&A entitled "Operating results" and explained in more detail in section 15.0 of the 2024 Annual MD&A entitled "Definition and reconciliation of non-GAAP financial measures".

Industry landscape
On October 1, 2024, the Company's two largest wholesale distributor customers, to which Gildan is a significant supplier, closed a transaction combining their businesses. The combination of these two distributors has increased our customer sales concentration with the combined entity to approximately 39% of our fiscal 2024 net sales. Refer to note 6 and note 27 in the audited consolidated financial statements as at and for the year ended December 29, 2024, for more information on the increased concentration of sales and receivable balances resulting from this business combination.

Global Minimum Tax and other tax measures
On June 20, 2024, the Government of Canada enacted the Global Minimum Tax Act (“GMTA”), implementing the key measures of the OECD’s Pillar Two global minimum tax regime in Canada, including the income inclusion rule and a domestic minimum top-up tax. The enactment of these rules in Canada ensures that Canadian-based multinational enterprises with annual revenues of €750 million or more are subject to a minimum effective tax rate of 15% on their profits in every jurisdiction where they operate. This is achieved through a system of top-up taxes to bring the enterprise’s effective tax rate in each jurisdiction to a minimum of 15%. The GMTA applies to the Company effective January 1, 2024. Under the GMTA, the Company is liable to pay a top-up tax in Canada if the effective tax rate in a jurisdiction is below the 15% minimum rate, as calculated under the Pillar Two rules on a jurisdiction-by-jurisdiction basis.

On May 21, 2024, the Government of Barbados enacted legislation introducing certain tax measures in response to the global implementation of the Pillar Two global minimum tax regime. These measures aim to include raising the corporate tax rate to 9% for most companies and implementing a domestic minimum top-up tax for large multinational enterprises operating in Barbados. Together, these measures aim to ensure that large multinational enterprises operating in Barbados are subject to a minimum effective tax rate of 15% on profits earned in Barbados. As a transitional rule, these measures apply in 2024 only to companies of multinational enterprises headquartered in jurisdictions that have adopted the Pillar Two rules. Consequently, following Canada's enactment of the GMTA on June 20, 2024, these measures apply to the Company’s Barbadian subsidiaries effective January 1, 2024, which together comprise the majority of the Company’s profits. As a result, effective January 1, 2024, the Company’s profits in Barbados are subject to an effective tax rate of 15% under Barbados’ domestic legislation, meaning no top-up tax is payable in Canada (refer to subsection 5.6.9 Income taxes in the 2024 Annual MD&A).

Bond issuance
On November 22, 2024, the Company issued 4.362% Series 1 senior unsecured notes ("Series 1 notes") with a principal amount of $500 million in Canadian dollars ($357.1 million in U.S. dollars), which mature on November 22, 2029. Additionally, on the same date, the Company issued 4.711% Series 2 senior unsecured notes ("Series 2 notes") with a principal amount of $200 million in Canadian dollars ($142.9 million in U.S. dollars), which mature on November 22, 2031. The notes were offered in Canada on a private placement basis.

The Series 1 notes and Series 2 notes have been hedged for foreign currency fluctuations through cross currency principal and interest rate swaps, which serves to lock in the combined principal at US$500 million. Interest on these senior unsecured Canadian notes is payable semi-annually. Refer to note 14 of the annual consolidated financial statements for additional information.

Dividend
On February 20, 2024 the Board of Directors approved a 10% increase in the amount of the current quarterly dividend and has declared a cash dividend of $0.205 per share, payable on April 8, 2024, to shareholders of record on March 13, 2024.

Normal Course Issuer Bid
Gildan received approval from the Toronto Stock Exchange (TSX) to renew its normal course issuer bid ("NCIB") commencing on August 9, 2024, to purchase for cancellation up to 16,106,155 common shares, representing approximately 10% of Gildan’s “public float” (as such term is defined in the TSX Company Manual) as of July 26, 2024. As of July 26, 2024, Gildan had 162,610,386 common shares issued and outstanding, and a public float of 161,061,552 common shares. During the fiscal year ended December 31, 2024, the Company repurchased for cancellation a total of 17,735,095 common shares under its NCIB programs for a total cost of $761.5 million.

Developments in Fiscal 2023
GSG Strategy
In 2023, the Company made significant progress on its “Gildan Sustainable Growth” (“GSG”) strategy by optimizing manufacturing capacity, fostering innovation, and further reinforcing ESG.

During the second quarter of fiscal 2023, the Science Based Targets initiative (SBTi) validated the Company's 2030 near term greenhouse gas (GHG) emissions reduction targets being in conformity with the SBTi Criteria and Recommendations (version 4.2), marking a significant milestone in the advancement of the Company's ESG strategy. SBTi has classified Gildan’s Scope 1 and 2 targets to be in line with a well-below 2ºC trajectory. Gildan has committed to reduce absolute Scope 1 and Scope 2 GHG emissions by 30% by 2030, from a 2018 base year1. Gildan also committed to reduce absolute Scope 3 GHG emissions by 13.5% by 2030 from a 2019 base year.

Facility closures
In the third quarter of fiscal 2023, Gildan closed its San Miguel sewing facility located in Choloma, Honduras. This decision was based on prevailing market conditions, global competition and the need to optimize and diversify our operations. In the fourth quarter, we closed one of two yarn spinning plants located in Salisbury, North Carolina, consolidating this capacity into the Mocksville facility, also located in North Carolina, as part of our ongoing efforts to optimize ring spun yarn production and drive an efficient, competitive manufacturing platform.

1 The target boundary includes land related emissions and removals from bioenergy feedstocks.

Executive leadership Changes
On December 11, 2023, the Company announced the departure of Glenn J. Chamandy as President and Chief Executive Officer and Director of the Company, and that Vincent Tyra had been appointed President and Chief Executive Officer effective as of early 2024. Craig A. Leavitt, director of the Company since 2018, was appointed to serve as Interim President and Chief Executive Officer until the commencement of Mr. Tyra's tenure on January 15, 2024.

Board nominations; Support Agreement
On December 17, 2023, the Company announced that it had entered into a support agreement (the "Support Agreement") with Coliseum Capital Management, LLC (Coliseum), pursuant to which, inter alia, Coliseum agreed to support Gildan’s full slate of Board nominees at each of the 2024 and 2025 annual meetings of shareholders. A complete copy of the Support Agreement was filed and is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Additionally, Christopher Shackelton, a Co-Founder and Managing Partner of Coliseum was appointed to the Board of Directors on such date. On October 30, 2023, Ms. Sharon Driscoll was appointed to the Board of Directors. Both Mr. Shackelton and Ms. Driscoll stepped down from the Board of Directors on May 23, 2024.

Dividend
On February 21, 2023, Gildan’s Board of Directors approved a 10% increase in the amount of the then-current quarterly dividend and declared a cash dividend of $0.186 per Common Share, payable on April 10, 2023, to shareholders of record on March 14, 2023.

Normal Course Issuer Bid
On August 2, 2023, the Company received approval from the "TSX" to renew its NCIB commencing on August 9, 2023, to purchase for cancellation up to 8,778,638 common shares, representing approximately 5% of Gildan’s issued and outstanding common shares as at July 31,2023 (the reference date for the NCIB). Under the NCIB, the Company was authorized to make purchases under the NCIB until August 8, 2024, in accordance with the requirements of the TSX. Purchases could be made by means of open market transactions on both the TSX and the New York Stock Exchange (“NYSE”), or alternative Canadian trading systems, if eligible, or by such other means as may be permitted by securities regulatory authorities.

During the fiscal year ended December 31, 2023, the Company repurchased for cancellation a total of 11,830,618 common shares under its NCIB programs for a total cost of $370 million.

Renewal of Shareholder Rights Plan
On February 21, 2023, Gildan's Board of Directors approved the renewal and adoption of a Shareholder rights plan (the "Rights Plan"), which became effective upon confirmation and approval by the shareholders of the Company at the annual meeting of shareholders held on May 4, 2023 and replaced the Company's previous shareholder rights plan, which expired at the close of business on the date of the Company's 2023 annual meeting of shareholders. The Rights Plan is designed to ensure that all shareholders are treated fairly in connection with any take-over bid or other acquisition of the control of the Company. The Rights Plan will remain in effect until the close of business on the date of the Company’s annual meeting of shareholders in 2026, with one renewal option subject to Shareholder approval, and subject to earlier termination or expiration of the Rights Plan in accordance with its terms. A complete copy of the Rights Plan was filed and is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Developments in Fiscal 2022
Impact of post pandemic economic environment and other developments
In 2022, activewear sold to wholesale distributors, servicing the imprintables industry, benefited from the continued post-pandemic recovery and the comeback of large gatherings, while activewear sold through our national account customers, servicing retail end-markets, were hampered by a softening demand environment and ongoing inventory adjustments at retailers. Our international markets continued to be impacted by difficult economic conditions in Europe and Asia, and the strict COVID policy prevailing in China. On the manufacturing front, with capacity investments in both yarn-spinning and textile operations, we increased our manufacturing flexibility and rebuilt our inventories to healthier levels enabling us to support our customers' needs.

Launch of GSG strategy and Next Generation ESG strategy and targets
In March 2022, the Company launched its GSG strategy focused on driving organic top and bottom-line growth through three key pillars – capacity expansion, innovation, and ESG.

During 2022, the Company added incremental textile and sewing capacity in our manufacturing hubs in Central America and the Dominican Republic, and pursued the first phase of development of a large vertically integrated textile and sewing complex in Bangladesh. Gildan pursued the modernization and consolidation of its overall U.S. yarn-spinning footprint which included new capital investments. Further, in August 2022, Gildan divested assets from a small open-end production facility in Mayodan, North Carolina; in December 2022, Gildan announced the closure of its Cedartown yarn facility in Georgia, effective February 2023.

In January 2022, the Company unveiled its “Next Generation ESG” strategy, an enhanced framework designed to deliver meaningful advancements by 2030 in key areas related to Climate, Energy, and Water; Circularity; Human Capital Management; Long-Term Value Creation; and Transparency and Disclosure. Progress made in 2022 against our strategic roadmaps included some of the following key milestones: the inclusion of sustainability-linked terms to our existing $1-billion revolving credit facility and the linking of executive compensation to the advancements of ESG targets. Gildan also published its first stand-alone Climate Change Disclosure Report structured in accordance with the Task Force on Climate-Related Financial Disclosures (TCFD) framework, highlighting how we assess, prepare and integrate climate-related matters into our business processes.

Dividend
On February 22, 2022, Gildan’s Board of Directors approved a 10% increase in the amount of the then-current quarterly dividend and declared a cash dividend of $0.169 per common shares. The Company paid dividends of $123.8 million during the year ended January 1, 2023.

Normal Course Issuer Bid
On February 22, 2022, the Company received approval from the TSX to amend its NCIB program, which commenced on August 9, 2021, in order to increase the maximum number of common shares that could be repurchased thereunder from 9,926,177, or 5% of the Company’s issued and outstanding common shares as at July 31, 2021 (the reference date for the NCIB), to 19,477,744 common shares, representing 10% of the public float as at July 31, 2021.

In August 2022, the Company received approval from the TSX to renew its NCIB program commencing on August 9, 2022, to purchase for cancellation a maximum of 9,132,337 common shares, representing 5% of the Company's issued and outstanding common shares, as at July 31, 2022 (the reference date for the NCIB). Under the NCIB, the Company was authorized to make purchases under the NCIB during the period from August 9, 2022 to August 8, 2023 in accordance with the requirements of the TSX.

During the fiscal year ended January 1, 2023, the Company repurchased for cancellation a total of 13,096,866 common shares under its NCIB programs for a total cost of $444 million.

DESCRIPTION OF THE BUSINESS
Business Overview
Gildan is a leading vertically integrated manufacturer of everyday basic apparel, including activewear, underwear, and hosiery products. Our products are sold to wholesale distributors, screenprinters, and embellishers in North America, Europe, Asia-Pacific, and Latin America, as well as to retailers in North America, including mass merchants, department stores, national chains, specialty retailers, craft stores, and online retailers. We also manufacture products for global lifestyle brand companies who market these products under their own brands through their own retail establishments, e-commerce platforms, and/or to third-party retailers.
Manufacturing and operating as a socially responsible producer is at the heart of what we do. The vast majority of our sales are derived from products we manufacture ourselves. Since the Company’s formation, we have made significant capital investments in developing and operating our own large-scale, vertically integrated manufacturing facilities, including yarn production, textile and sock manufacturing, as well as sewing operations, controlling all aspects of the production process from start to finish for the garments we produce.
We believe the skill set that we have developed in designing, constructing, and operating our own manufacturing facilities, the level of vertical integration of our supply chain and the capital investments that we have made over the years differentiate us from our competition who are not as vertically integrated and may rely more heavily on third-party suppliers. Owning and operating the vast majority of our manufacturing facilities allows us to exercise tighter control over our production processes, efficiency levels, costs and product quality, as well as to provide reliable service with short production/delivery cycle times. In addition, running our own operations allows us to achieve adherence to high standards for environmental and social responsibility practices employed throughout our supply chain.
Strategy
Building on a strong foundation, in 2022 the Company launched its “Gildan Sustainable Growth” (GSG) strategy focused on driving organic top and bottom-line growth through three key pillars – capacity expansion, innovation, and ESG. We believe that by leveraging our competitive advantage as a low-cost, vertically integrated manufacturer and successfully executing on well-defined capacity expansion plans, delivering value-driven and innovative products, and leading ESG practices, we will be well positioned to drive strong revenue growth, profitability and effective asset utilization, all of which are expected to allow us to deliver compelling shareholder value creation.

The three pillars of our GSG strategy are:

Capacity-driven growth: Leveraging our strong competitive advantage as a low-cost vertically integrated manufacturer as we execute on well-defined plans to expand and optimize our global production capacity to support our long-term growth plans.

Executing on our well-defined plans, we have strengthened our vertical integration by expanding our yarn-spinning capabilities through the acquisition and modernization of Frontier Yarns. We are also executing on the first phase of development of a large vertically integrated textile and sewing complex in Bangladesh.

Innovation: Driving leadership in innovation across the organization and all areas of operations aimed at delivering high-quality, value-driven products, increased speed-to-market, operational efficiencies and a reduced environmental footprint

The Company has identified and defined specific key initiatives, as well as investments aimed at driving innovation in our product development and manufacturing processes, distribution and final products, including fabric features, product fit, fabric adaptability to evolving printing and decorating techniques, and ESG-friendly product attributes. In early 2024, we announced the release of new products, including our improved ultra cotton 2000 T-shirt. We developed a new proprietary cotton technology by re-engineering our entire process from the yarn through to the finished process, enhancing fabric softness, all while improving printability. We are also actively investing in digital tools, predictive analytics, and artificial intelligence to accelerate decision-making across the organization, streamline processes, and optimize supply chain planning.

ESG: Further increasing our ESG focus across all operations and leveraging our strong ESG standing and progress to enhance our value proposition to all our stakeholders

In 2024, Gildan embarked on its third year of implementing its Next Generation ESG strategy, which encompasses a broad range of initiatives. These include reducing carbon footprint and water intensity, fostering a circular economy, supporting regional economic development, ensuring respect for human rights, and maintaining safety standards throughout the supply chain. The strategy also embraces a commitment to people, with a focus on investing in our workforce, promoting diversity and inclusion, in addition to enhancing ESG transparency. This strategy includes 10 core targets focused on five different pillars: Climate Energy and Water; Circularity; Human Capital Management; Long Term Value Creation; and Transparency and Disclosure. For more detailed information regarding the process of these initiatives, please refer to Gildan's 2023 ESG report. Information in our 2023 ESG Report does not form part of and is not incorporated by reference in this Annual Information Form.
Operating Segment Reporting
The Company manages its business on the basis of one reportable operating segment, as a result of the internal reorganization which took effect on January 1, 2018, which effectively consolidated the Company’s divisional organizational structure.
Our Operations
Brands, Products, and Customers
The products we manufacture and sell are marketed under Company brands, including Gildan®, American Apparel®, Comfort Colors®, Gildan® Hammer®, GoldToe®, and Peds®, as well as Champion®, which is under an exclusive licensing agreement for the printwear channel in the U.S. and Canada. Further, we manufacture for, and supply products to select leading global athletic and lifestyle brands, and to certain retail customers who market these products under their own exclusive brands.

We sell our activewear products primarily in “blank” or undecorated form, without imprints or embellishment. The majority of our Activewear sales are currently derived from activewear sold to wholesale distributors in the imprintables channels in North America and internationally. These wholesale distributors then sell the blank garments to screenprinters/embellishers who decorate the products with designs and logos, and who in turn sell the embellished/imprinted activewear into a highly diversified range of end-use markets. These include educational institutions, athletic dealers, event merchandisers, promotional product distributors, charitable organizations, entertainment promoters, travel and tourism venues, and retailers. The activewear products have diverse applications, such as serving as work or school uniforms or athletic team wear or simply conveying individual, group, and team identity. We also sell activewear products in blank form directly to various retailers, or through national accounts servicing retailers, in addition to underwear and socks for men, ladies, and kids. These retailers include mass merchants, department stores, national chains, sports specialty stores, craft stores, food and drug retailers, dollar stores, and price clubs, all of which sell to consumers through their brick and mortar outlets and/or their e-commerce platforms. Additionally, we sell to pure-play online retailers who sell to consumers. We also manufacture for and sell to select leading global athletic and lifestyle consumer brand companies who distribute these products within the retail channel through their own retail establishments, e-commerce platforms, and/or through third-party retailers.
Our primary product categories include activewear tops and bottoms (activewear), socks (hosiery), and underwear tops and bottoms (underwear). In fiscal 2024, Activewear sales accounted for 87% of total net sales, and Hosiery and underwear sales accounted for 13% of total net sales. For fiscal 2024, our sales totaled $3,271 million. In fiscal 2024, we sold our products in the United States, Canada and other international markets, which accounted for 89.0%, 3.3% and 7.7% of total sales, respectively. For a breakdown of our total sales by product group and geographic market for each of the last two financial years, reference is made to note 26 to the 2024 Annual Financial Statements, which note is incorporated herein by reference.
Our total customer base is composed of a relatively small number of significant customers. In fiscal 2024, our largest customer accounted for 26.8% of our total sales, and our top ten customers accounted for 71.5% of our total sales. Although we have long term ongoing relationships with many of our customers, our contracts with our customers do not require them to purchase a minimum quantity of our products. Instead, we assess their projected requirements and then plan our production accordingly.
The following table summarizes our current primary product offering under Company and licensed brands:

Primary products	Product-line details	Brands
Activewear	T-shirts, fleece tops and bottoms, sport shirts, polos and tank tops	Gildan®, Gildan Performance®, Gildan® Hammer®, Gildan Softstyle®, Gildan® Heavy Cotton™, Gildan® Ultra Cotton®, Gildan DryBlend®, Gildan® HeavyBlend™, Comfort Colors®, American Apparel®, Champion®[2]
Hosiery	athletic, dress, casual and workwear socks, liner socks, and socks for therapeutic purposes(1)	Gildan®, GoldToe®, Signature Gold by GoldToe®, GoldToe EditionTM, Peds®, MediPeds®, All Pro®, Powersox®
Underwear	men's and boys' underwear (tops and bottoms) and ladies panties	Gildan®, Gildan Platinum®
(1) Applicable only to MediPeds®.
(2) Under an exclusive licensing agreement for the printwear channel in the U.S. and Canada.

Manufacturing
The vast majority of our products are manufactured in facilities that we own and operate. To a much lesser extent, we also use third-party contractors to supplement certain product requirements. Our vertically integrated operations range from start to finish of the garment production process and include capital-intensive yarn-spinning, textile and sock manufacturing facilities, as well as labour-intensive sewing facilities. Our manufacturing operations are situated in four main hubs, specifically in the United States, Central America, the Caribbean, and Bangladesh. All of our yarn-spinning operations are located in the United States, while textile, sewing, and sock manufacturing operations are situated in the other geographical hubs mentioned above, the largest of which is in Honduras in Central America.
In order to support further sales growth, continue to drive an efficient and competitive cost structure, and enhance geographic diversification in our supply chain, we are expanding manufacturing capacity with a significant expansion in Bangladesh, which involves the development of a large multi-plant manufacturing complex expected to house two large textile facilities and related sewing operations. The construction of the first textile and sewing complex is largely completed and ramped-up.
The following table provides a summary of our primary manufacturing operations by geographic area:

	United States	Central America	Caribbean	Asia
Yarn-spinning facilities(1): conversion of cotton, polyester and other fibres into yarn	■ Salisbury, NC ■ Mocksville, NC ■ Eden, NC ■ Clarkton, NC ■ Sanford, NC (2 facilities) ■ Mayodan, NC
Textile facilities: knitting yarn into fabric, dyeing and cutting fabric		■ Honduras (4 facilities)	■ Dominican Republic	■ Bangladesh (2 facilities)
Sewing facilities(2): conversion of cut fabric into garments		■ Honduras (2 facilities) ■ Nicaragua (5 facilities)	■ Dominican Republic (3 facilities)	■ Bangladesh (3 facilities)
Garment-dyeing(3): pigment dyeing or reactive dyeing process (Pigment Pure™)		■ Honduras
Hosiery manufacturing facilities: conversion of yarn into finished socks		■ Honduras
(1) While the majority of our yarn requirements are internally produced, we also use third-party yarn-spinning suppliers, primarily in Asia for our Bangladesh operations, to satisfy the remainder of our yarn needs. The majority of cotton used by our Asian contractors is U.S. cotton.
(2) Although the majority of our sewing facilities are Company-operated, we also use the services of third-party sewing contractors, primarily in Central America and Haiti, to satisfy the remainder of our sewing requirements.
(3) Garment dyeing is a feature of our Comfort Colors® products only, a proprietary dyeing process under the name Pigment Pure™ which involves a different dyeing process than how we typically dye the majority of our products at our textile facilities.

Competitive Environment
Competition in the basic apparel market is generally based upon service and product availability, price, quality, comfort and fit, style, and brand. We compete on these factors by leveraging our competitive strengths, including our strategically located and vertically integrated manufacturing supply chain, scale, cost structure, global distribution, and our brand positioning in the markets we serve. We believe our manufacturing skill set, together with our large-scale, low-cost vertically integrated supply chain infrastructure that we have developed through significant investments over time, are key competitive strengths and differentiators from our competition.
We face competition from large and smaller U.S. based and foreign manufacturers or suppliers of basic family apparel. Among the larger competing North American-based manufacturers are Hanesbrands Inc., as well as Fruit of the Loom, Inc., a subsidiary of Berkshire Hathaway Inc., which competes through its own brand offerings and those of its subsidiary, Russell Corporation, depending on the channel. These companies manufacture in some of the same geographies as Gildan and compete primarily within the same basic apparel product categories in similar channels of distribution in North America and international markets. In socks and underwear, our competitors also include Renfro Corporation, Jockey International, Inc., and Kayser Roth Corporation. In addition, we compete with smaller U.S. based companies selling to or operating as wholesale distributors of imprintables activewear products, including Next Level Apparel, Color Image Apparel, Inc. (owner of the Bella + Canvas brand), as well as Central American, Mexican and Asian manufacturers that supply products in the imprintables channel. Although we also compete with some of our customers' own private brand offerings, we also supply products to certain customers that are seeking strategic suppliers with our type of manufacturing capabilities to support their private brand offerings. Finally, the Company does not expect to be impacted at this juncture by the new U.S. administration's tariffs as announced to date, with respect to China, Canada and Mexico.
Sales, Marketing, and Distribution
Our global sales and marketing office is located in Christ Church, Barbados, out of which we have established customer-related functions, including sales management, marketing, customer service, credit management, sales forecasting, production planning, inventory control, and logistics, as well as finance, human resources and information technology functions. We also maintain sales support offices in the U.S. We have established extensive distribution operations primarily through internally managed and operated large distribution centres and some smaller facilities in the U.S., a large distribution facility in Honduras, as well as a distribution facility in Bangladesh. To supplement some of our distribution needs, we also use third-party warehouses in North America and Europe.
Raw Materials
Cotton and polyester fibres are the main raw materials used in the manufacturing of our products. Cotton is used in the manufacturing of both 100% cotton yarns and blended yarns, while polyester is used in the manufacturing of both blended yarns and 100% polyester yarns. The cotton fibres used in the manufacturing of yarn in our internal yarn spinning facilities are typically purchased directly from cotton merchants for future delivery at pre-determined prices under contracts as deemed appropriate by management. Similarly, for the majority of the polyester fibres, pricing is negotiated directly with suppliers on an annual basis subject to the price variability of certain polyester components.
During fiscal 2024, most of our yarn requirements for the production of our product lines were met by our own yarn-spinning facilities, which are located in Salisbury, NC, Mocksville, NC, Eden, NC, Clarkton, NC, Sanford, NC (2), and Mayodan, NC, and by our long-term supply agreements with third-party suppliers. The yarn requirements for our Bangladesh operations are supplied by local and regional spinners. We expect that most of our yarn requirements will continue to be met by these sources.

The primary sources of energy consumed in our manufacturing facilities are (i) biomass, petroleum coke, bunker fuel and natural gas, which are used to generate steam required in the production process, and (ii) electricity, which is used to power production equipment and air conditioning. The bunker fuel used in our operations is supplied by local third-party suppliers, and the pricing is highly dependent on international market prices for bunker fuel. Natural gas is used in our operations in Bangladesh and the Dominican Republic, and is obtained from local third-party suppliers. The electricity requirements for our manufacturing complex in the Dominican Republic are provided by the local public electricity company, while our Rio Nance complex in Honduras is powered pursuant to a long-term private contract which provides 100% of our electricity requirements. In both cases, electricity rates are variable and are largely related to underlying oil prices.
Biomass, derived from agricultural waste, is sourced from private third-party suppliers, and provides a major portion of the thermal energy (or steam) for our operations in both the Dominican Republic and Honduras. We anticipate that our biomass consumption needs will increase progressively over the next few years. We have been operating a biomass steam generation system in the Dominican Republic since 2010, which has contributed to the reduction of the energy costs associated with our textile production in the Dominican Republic. Similarly, we began operating a biomass steam generation facility in Honduras during 2010 and are able to support ninety percent (90%) of our total steam needs for the entire Rio Nance manufacturing complex in Honduras from a centralized steam generation location. The Company has implemented advanced technology to improve the steam production generated by our biomass to support additional textile capacity expansions as needed in the future.
Information Security Management
We work diligently to protect our management information systems and other systems from information security breaches and data compromise. We also work to protect the data privacy of our employees, customers, business partners, vendors, and other third parties. With dedicated information security and information risk teams comprised of full-time employees, complemented by third party partners, the Company uses a risk-based approach to mitigate information security risk and data privacy risk. This approach is aligned with industry best practices, including ISO 27001 and the NIST Cybersecurity Framework.
We catalog and rank risks, identify opportunities to enhance policies, procedures and controls based on risks, review external events that may educate the Company on emerging risks, collaborate with outside organizations to exchange threat intelligence, and enlist third-party organizations to conduct independent security assessments. We revisit risk rankings as new risks are identified, as we enhance our policies, procedures and controls, as regulations, laws and best-practices change, and as new information systems are introduced. We provide security awareness training to our employees including continuous simulated phishing attacks. We secure funds for and deliver projects that better protect our information systems with new processes and technologies. We have preventative and detective systems in place that are constantly monitored by a specialized third-party partner. Management and the technical teams run regular cyber tabletop simulations conducted by third-party experts to be better prepared. These measures are aimed at allowing us to detect and investigate events that represent risks and respond and recover as required. We have a digital forensics and incident response expert on retainer should these services be required. No material information security breaches or data privacy events have been detected in the past three years.
Information Security Risk Oversight
The Company’s Information Security Steering Committee (“ISSC”) is responsible for reviewing information security and information risk developments and approving related policies. The ISSC is co-chaired by our Chief Information Officer and by our Director of Global Information Security and Governance and is comprised of a cross-functional group of senior leadership, including our Executive Vice-President, Chief Financial and Administrative Officer, our Vice-President, General Counsel and Corporate Secretary, our Data Privacy Officer, and other representatives from information technology, finance, legal affairs, physical security, risk management, internal audit, and human resources. The ISSC meets quarterly and as needed.

Furthermore, to ensure compliance with applicable privacy laws and regulations, and to monitor and mitigate risks associated with data privacy breaches, the ISSC oversees data privacy through the Data Privacy sub-committee. Led by our Data Privacy Officer, the Data Privacy sub-committee is comprised of a cross-functional group including representatives of the different functions involved with privacy matters across the organization.

Both committees meet quarterly and on an ad hoc basis and report major developments to the Company’s Compliance Steering Committee, which, in turn, provides quarterly updates to the Board of Director’s Corporate Governance and Social Responsibility Committee. In addition, the Chief Information Officer provides quarterly information security reports to the Board’s Audit and Finance Committee (the "Audit Committee"), and a full report on IT and cybersecurity strategies to the full Board of Directors each year.
Seasonality and Other Factors Affecting the Variability of Results and Financial Condition
Our results of operations for interim and annual periods are impacted by the variability of certain factors, including, but not limited to, changes in end-use demand and customer demand, our customers’ decisions to increase or decrease their inventory levels, changes in our sales mix, and fluctuations in selling prices and raw material costs. While our products are sold on a year-round basis, our business experiences seasonal changes in demand which result in quarterly fluctuations in operating results. Although certain products have seasonal peak periods of demand, competitive dynamics may influence the timing of customer purchases causing seasonal trends to vary somewhat from year to year. Historically, demand for T-shirts is lowest in the fourth quarter and highest in the second quarter of the year, when distributors purchase inventory for the peak summer selling season. Historically, demand for fleece is typically highest in advance of the fall and winter seasons, in the second and third quarters of the year. Sales of hosiery and underwear are typically higher during the second half of the year, during the back-to-school period and the Christmas holiday selling season. These seasonal sales trends of our business also result in fluctuations in our inventory levels throughout the year.
Our results are also impacted by fluctuations in the price of raw materials and other input costs. Cotton and polyester fibers are the primary raw materials used in the manufacture of our products, and we also use chemicals, dyestuffs, and trims, which we purchase from a variety of suppliers. Cotton prices are affected by consumer demand and global supply, which may be impacted by weather conditions in any given year, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries, and other factors that are generally unpredictable. While we enter into purchase contracts and derivative financial instruments in advance of delivery to establish firm prices for the cotton component of our yarn requirements, our realized cotton costs can fluctuate significantly between interim and annual reporting periods. Energy costs in our results of operations are also affected by fluctuations in crude oil, natural gas, and petroleum prices, which can also influence transportation costs and the cost of related items used in our business, such as polyester fibers, chemicals, dyestuffs, and trims. Changes in raw material costs are initially reflected in the cost of inventory and only impact net earnings when the respective inventories are sold.
Business acquisitions may affect the comparability of results. In addition, management decisions to consolidate or reorganize operations, including the closure of facilities, may result in significant restructuring costs in an interim or annual period. For more detail, see section 5.5.5 of the 2024 Annual MD&A and Note 5 of the 2024 Annual Financial Statements. Share repurchases have reduced our number of shares outstanding and increased our net earnings per share (EPS). The effect of asset write-downs, including allowances for expected credit losses, provisions for discontinued inventories, and impairments of long-lived assets can also affect the variability of our results. In the fourth quarter of fiscal 2023, we recorded a reversal of impairment of $41 million relating to our Hosiery cash-generating unit (CGU). Our results of operations for 2023 also include net insurance gains resulting from accrued insurance recoveries for the Company’s claims for losses relating to the two hurricanes in Central America in November 2020 (Q1 2023: $3.3 million and Q2 2023: $74 million), as well as a $16 million after-tax gain on the sale and leaseback of a distribution facility located in the United States in Q1 2023. Our results of operations over the past five quarters have been impacted by higher than usual SG&A expenses, due to costs relating to proxy contest and leadership changes and related matters (Q4 2023: $6.3 million, Q1 2024: $19.6 million, Q2 2024 $57.1 million, Q3 2024 $5.5 million, and Q4 2024 $0.4 million), as explained in sections 5.6.3 and 16.0 of the 2024 Annual MD&A, partially offset by the favorable impact of Barbados jobs credit of $41.8 million in fiscal 2024. Our fiscal 2024 results of operations were also impacted by tax reforms, including the enactment of the OECD’s Pillar Two global minimum tax regime in Canada and Barbados, as well as an increase in the applicable corporate tax rate in Barbados to 9%. The enactment of the global minimum tax increased the Company’s tax expense by $33 million, while the corporate tax rate increase resulted in an additional tax expense of $58.4 million, bringing the total impact of these changes to $91.4 million, as explained in sections 5.4 and 5.6.9 of the 2024 Annual MD&A.
Our reported amounts for net sales, cost of sales, SG&A expenses, and financial expenses/income are impacted by fluctuations in certain foreign currencies versus the U.S. dollar as described in the “Financial risk management” section of the 2024 Annual MD&A. The Company periodically uses derivative financial instruments to manage risks related to fluctuations in foreign exchange rates.
Trade Regulation
As a multinational corporation, we are affected by import tariffs, including the potential imposition of anti-dumping or countervailing duties or other trade remedy duties on our raw materials and finished goods, international trade legislation, and bilateral and multilateral trade agreements and trade preference programs in the countries in which we operate, source, and sell products, as further described in the "Risks and uncertainties" section of our 2024 Annual MD&A. To remain globally competitive, we operate manufacturing facilities in strategic locations to benefit from free trade agreements and trade preference programs. Furthermore, management continuously monitors new developments and evaluates risks relating to duties, including anti-dumping and countervailing duties, tariffs, quantitative limitations, sanctions, trade remedies, and pending trade restrictions (legislative or otherwise) that could impact our approach to global manufacturing and sourcing, and adjusts as needed.

Currently, the Company relies on a number of preferential trade programs which provide duty free access to the U.S. market for goods meeting specified rules of origin, including the Dominican Republic-Central America-United States Free Trade Agreement (CAFTA-DR), the Caribbean Basin Trade Partnership Act (CBTPA), and the Haiti Economic Lift Program (HELP). Collectively, these agreements strengthen U.S. economic relations and expand trade with Central America, the Dominican Republic, and Haiti, where we have substantial manufacturing operations and activities. The Company also relies on preferential trade arrangements to access the European Union, Canada, and other key markets. Changes to trade agreements or trade preference programs on which the Company currently relies, or the entry into force of trade-restricting legislation, could negatively impact our global competitive position. The likelihood that the agreements and preference programs around which we have built our manufacturing supply chain will be modified, repealed, or allowed to expire, and the extent of the impact of such changes on our business, cannot be determined with certainty.
Human Rights Protection
Our Company's products, and the raw materials we use to make those products, are also subject to laws and regulations that prohibit the use of forced labour. In the United States, the importation of goods made with forced labour is prohibited, and U.S. Customs and Border Protection (CBP) orders may create a presumption that forced labor was used in the making of a product if such product contains content from certain regions or producers. CBP can detain, exclude, or seize shipments under the Uyghur Forced Labor Prevention Act (UFLPA) and can require importers to demonstrate the absence of forced labour in supply chains.

Similarly, Canada’s Fighting Against Forced Labour and Child Labour in Supply Chains Act requires annual reporting on risk identification and measures in place to address these risks. The European Union's Forced Labour Regulation came into force on December 13, 2024, and will become applicable in the fourth quarter of 2027.

We take measures to identify, prevent, and mitigate the risk of human rights violations not only in our own vertically-integrated operations, but also in the operations of our third-party contractors. Based on our due diligence reviews, we believe that our supply chains are free of forced labour and that we comply in all material respects with applicable laws and regulations in all the countries in which we operate, but the extent of our liability and risk of business interruption, if any, due to any actual or suspected failure to comply, with any such laws and regulations cannot reasonably be determined.
Customer Product Safety Regulation
We are subject to various consumer product safety laws and regulations that could affect our business. In the United States, this includes the Consumer Product Safety Act, the Federal Hazardous Substances Act, the Flammable Fabrics Act, the Toxic Substances Control Act, and associated rules and regulations. Such laws provide for substantial penalties for non-compliance. These statutes and regulations include requirements for testing and certification for flammability of wearing apparel, for lead content and lead in surface coatings in children's products, and for phthalate content in childcare articles, including plasticized components of children's sleepwear. We are also subject to similar laws and regulations, and to additional warning and reporting requirements, in specific U.S. states in which we sell our products.
In Canada, we are subject to similar laws and regulations, including the Hazardous Products Act and the Canada Consumer Product Safety Act. In the European Union, we are also subject to the General Product Safety Regulation and the Registration, Evaluation, Authorization and Restriction of Chemicals (REACH), which places responsibility on all manufacturers to identify and manage the risks that chemical substances may pose to human health and to the environment. We are also subject to similar laws and regulations in the other jurisdictions in which we sell our products.
Our Product Safety sub-committee (formed in 2023 under the Operational Compliance Committee) oversees our product safety compliance programs, its product safety policies, and our compliance with applicable product safety laws and regulations. It is comprised of a cross-functional group of representatives involved, directly or indirectly, with product safety matters across the organization and meets on a quarterly basis.
Gildan deploys considerable efforts to comply with applicable product safety laws and regulations in the jurisdictions in which we operate, and although we believe we comply in all material respects with applicable product safety laws and regulations in the jurisdictions in which we operate, the extent of our liability and risk of business interruption, if any, due to an actual or alleged compliance failure cannot be reasonably determined. Non-compliance with applicable product safety laws and regulations could result in lawsuits, substantial fines and/or penalties, operational costs (e.g. for recall, reformulation, replacement and disposal of non-compliant products), as well as negative publicity, which could harm our reputation and result in a loss of sales.
Intellectual Property
Trademarks, trade names, patents and domain names, as well as related logos, designs and graphics, provide substantial value in the development and marketing of the Company’s products and are important to our continued success. As a result of successive acquisitions over the past years, we now own a large portfolio of trademarks covering, among others, the Gildan®, GoldToe®, Comfort Colors®, Peds® and American Apparel® families of brands, with trademarks registered in Canada, in the U.S. and in many other countries where our products are manufactured and/or sold. In addition, we continue to expand registration of these marks internationally and we vigorously monitor and enforce the Company’s intellectual property against infringement and violations where and to the extent legal, feasible and appropriate. We also partner with Authentic Brands Group LLC, owner of the Champion® brand, through a licensing agreement for the printwear channel in the U.S. and Canada.

Environmental, Social and Governance (ESG)
Gildan has always placed a high priority on operating responsibly, ethically, and transparently. Approximately 20 years ago, Gildan began the implementation of initiatives to focus on the most material ESG-related issues to our Company. These initiatives covered ESG issues such as supply chain standards and labour practices, environmental policy/management systems, corporate governance and risk management. While our ESG strategy has evolved, the key policies implemented during this time continue to be fundamental to our operations. ESG is core to Gildan’s long-term business strategy and a key element of our success. As one of the most vertically integrated manufacturers in the apparel industry, producing the vast majority of the products we sell in our owned and/or Company-operated facilities, we have the advantage of exercising direct control on how we operate and in driving our ESG practices consistently across our operations.
We conduct periodic materiality assessments with respect to ESG issues and broader sustainability trends impacting our company, business operations and our sector.
Next Generation ESG Strategy
In 2022, we further embedded ESG across our global operations and announced our Next Generation ESG strategy which includes 10 targets focused on 5 different pillars: Climate Energy and Water, Circularity, Human Capital Management, Long Term Value Creation, and Transparency and Disclosure. This strategy ensures strategic alignment and governance over environmental, social, and governance aspects across the organization. The ESG strategy supports Gildan in identifying emerging trends, understanding and planning for risks, and pinpointing opportunities. It serves as a key component in driving the Company’s Sustainable Growth Strategy. Additionally, we are committed to provide transparent and credible information to our stakeholders and, as such, align our ESG reporting with the Global Reporting Initiative (GRI) and utilize industry-specific guidance from the Sustainable Accounting Standards Board (SASB).

Please visit www.gildancorp.com for more information on our ESG strategy, our ESG-related practices and policies, our 2023 ESG Report that was issued in June 2024, and a more detailed discussion of our accomplishments in ESG. Information in our website and our 2023 ESG Report does not form part of and is not incorporated by reference in this Annual Information Form.
Environmental
Gildan is committed to reducing our environmental impact in the communities in which we operate. Our Global Environment and Energy Policy, Restricted Substances Code of Practice (RSCP), and Environmental Management System (EMS) govern our environmental stewardship across our global operations. The Global Environment and Energy Policy describes and reinforces behaviours that ensure the Company will meet or exceed local laws, as well as our own internal standards. Our EMS is based on ISO 14001, an international environmental management standard that has guided the framework we use to evaluate our procedures for water conservation and management, wastewater discharges, energy consumption, chemical handling and storage, raw materials, waste generation, biodiversity protection, and emissions and spill control.

We are subject to various federal, state and local environmental regulations in the jurisdictions in which we operate, concerning, among other things, environmental licenses, wastewater discharges, air emissions, storm water flows, and waste disposal. Our manufacturing facilities generate waste, which are reused, recycled, or disposed of by licensed waste management companies, in cases of hazardous waste. Through our Global Environment & Energy Policy, Restricted Substances Code of Practice, and Environmental Management System, we seek to comply with all applicable laws and regulations and to reduce our environmental footprint through an efficient use of our resources, landfill reduction and the prioritization of recycling. Although we believe that we are currently in compliance in all material respects with the regulatory requirements of those jurisdictions in which our facilities are located, the extent of our liability, if any, for failures to comply with laws, regulations, and permits applicable to our operations cannot be reasonably determined.

In line with our commitment to the environment, as well as to the health and safety of our employees, we incur capital and other expenditures each year that are aimed at achieving compliance with current environmental standards. There can be no assurance that future changes in federal, state, local or other regulations, interpretations of existing regulations or the discovery of currently unknown problems or conditions will not require substantial additional environmental remediation expenditures, fines or penalties or result in a disruption to our supply chain that could have an adverse effect on our business.
Social
Gildan is committed to respecting human rights and ensuring strong labour practices are in place both in our own operations and in our supply chain. Our commitments to promoting ethical labour practices and safe working conditions are embodied in our codes and global policies: Code of Conduct, Code of Ethics, Human Rights Policy, Responsible Production and Sourcing Policy, Health and Safety Policy, Our Approach to Wages, and the guidelines set forth in our Social & Sustainable Compliance Guidebook. Our codes, policies, and statements are reviewed periodically to ensure they are up to date and adhere to local laws and international standards. Our Code of Conduct aligns with internationally recognized standards, such as International Labour Organization conventions, and encompasses principles set forth by the Fair Labor Association ("FLA") and the Worldwide Responsible Accredited Production ("WRAP") and the Supplier Ethical Data Exchange ("SEDEX"). Moreover, Gildan is committed to upholding and respecting human rights as established in the UN International Bill of Human Rights (consisting of the Universal Declaration of Human Rights, the International Covenant on Civil and Political Rights, and the International Covenant on Economic, Social and Cultural Rights), as well as the UN Guiding Principles on Business and Human Rights. We are subject to various federal, state and local human rights and labour regulations in the jurisdictions in which we operate, concerning, among other things, modern slavery, forced labour, freedom of association and collective bargaining, and occupational health and safety.

Our Modern Slavery Report reaffirms our commitment to identifying and eradicating from our supply chain and operations any form of slavery or human trafficking. Our Social and Sustainable Compliance guidebook includes human rights assessment processes including our approach in mitigating the risks of human rights violations in our supply chain. Through its Global Social Compliance program, Gildan takes steps to ensure it sources products from suppliers that only engage with responsible practices. Gildan identifies and assesses potential risks in its supply chain by conducting a due diligence review of potential business partners prior to entering into sourcing or major supply agreements. Where required, we perform deeper due diligence, working with internal experts and third-party consultants on an as needed basis. We guide leaders at all levels of the organization in implementing best practices in health and safety, environmental welfare, and social responsibility, which reflects in their day-to-day actions. We conduct mandatory human rights training annually as part of our Code of Conduct training. In particular, we regularly train employees who are in closer contact with our supply chain, such as procurement. We also encourage employees, suppliers and business partners to report concerns in accordance with our Global Whistleblowing Policy for Employees and External Stakeholders. We are cognizant of the fact that forced labour issues such as modern slavery, child labour, and human trafficking are complex and we continue to work on addressing these evolving risks in our business. We are committed to the health and safety of our employees and the communities where we operate, and as such, we incur capital and other expenditures each year that are aimed at achieving compliance with current human rights and/or labour standards. There can be no assurance that future changes in federal, state or local regulations, interpretations of existing regulations or the discovery of currently unknown problems or conditions will not require substantial additional remediation expenditures, or result in fines, penalties, lawsuits, negative publicity which could harm our reputation, disruption to our supply chain, all of which could have an adverse effect on our business.
Human Capital Management
At Gildan, we understand that our most important resource is our people. As such, we recognize our responsibility to provide them with rewarding, safe, and healthy work environments where they are empowered to succeed.

Employees. Gildan employs approximately 50,000 employees worldwide. The Company has historically been able to operate in a productive manner in all of its manufacturing facilities without experiencing material labour disruptions, such as strikes or work stoppages. At the end of 2024, approximately 54% of our total employee base was covered under collective bargaining agreements.

We provide favourable working conditions for all our employees worldwide. All of Gildan’s operations are governed by the Company’s Code of Conduct, which we update from time to time to ensure that we continue to comply with local laws and the most current international standards. The Code of Conduct follows the International Labour Organization Conventions, the FLA standards, and the WRAP guidelines, SEDEX, as well as best practices of leading organizations in the area of ESG.

We use internal and external monitoring programs in order to verify compliance not only with local labour laws, but with internationally recognized labour standards as well as the Company’s Code of Conduct. Our social compliance monitoring is composed of both external third-party audits and internal monitoring audits. Internal audits are done on an unannounced basis while independent third-party monitors also regularly audit our plants, both on an announced and unannounced basis.

Gildan has been a member of the FLA since 2003. The FLA is a multi-stakeholder organization that is internationally recognized and whose mission is to improve working conditions for employees worldwide. In 2007, Gildan became the first vertically-integrated apparel manufacturer to have its social compliance program accredited by the FLA. This accreditation was renewed in 2019 after the Company demonstrated that it has policies and practices in place to identify and remediate unfair labour practices in its global supply chain.

Except for our newest facility in Bangladesh, all of our mature sewing facilities, including our vertically integrated textile and sewing facility in Bangladesh, have been certified by WRAP, an independent, non-profit organization dedicated to the promotion and certification of lawful, humane and ethical manufacturing throughout the world. WRAP, through independent third-party verification, certifies facilities that comply with its code of conduct. In addition, our sewing facilities in Nicaragua, our textile and sewing facilities in Bangladesh as well as our contractors’ facilities in Haiti and Bangladesh, are assessed by the Better Work Programme, which is a comprehensive collaborative program between the United Nation’s International Labour Organization and the International Finance Corporation designed to improve working conditions and respect of labour rights of workers, and boost the competitiveness of apparel businesses. All of our third-party sewing contractors are contractually required to follow prescribed employment policies as well as our Code of Conduct.

Health and Safety. When it comes to our employees, our first responsibility is to provide them with safe and healthy work environments. Gildan’s low accident and injury rates reflect our strong collaboration with our employees who play an active role in creating a culture of safety. Over 80% of our facilities feature employee driven health and safety committees. We also invest in workplace infrastructure and continue to implement comprehensive monitoring and management processes. Our commitments also include making contributions towards promoting health and wellness amongst our employees. At all of our owned manufacturing facilities in Latin America and Bangladesh, we provide free onsite medical clinics and primary care, and we also run a variety of health awareness campaigns alongside a comprehensive ergonomics program focused on mitigating the development of musculoskeletal disorders. Since 2021, the Company has started implementing at its manufacturing facilities worldwide ISO 45001, one of the world’s stronger health and safety standards as part of the Company's plan to ensure all facilities worldwide are certified by 2028.

As of 2024, four facilities in the Dominican Republic and one facility in Nicaragua have implemented ISO 45001.

Diversity, Equity and Inclusion ("DEI"). Gildan is focused on creating a diverse, equitable, and inclusive workplace where all employees are valued for their uniqueness; where they develop, maintain, and promote a sense of belonging. In 2021, Gildan reconfirmed its commitment to DEI by rewriting and updating its Diversity, Equity and Inclusion Policy, whose purpose is to systematically encourage representation and participation of diverse groups of people at all levels of the Company globally.

This updated policy provides three clear objectives to which Gildan has committed: (1) formalize and systematize DEI through company policies and procedures; (2) cultivate a DEI culture that promotes an inclusive environment through awareness-raising, learning initiatives, and tangible actions; and (3) share the journey, which involves documenting and benchmarking to ensure accountability and visibility to our commitments and outcomes. The policy also provides definitions for DEI, accountability structures, leadership expectations, and employee responsibilities.

In furtherance of these commitments to DEI, we have implemented several strategic initiatives, including partnerships with diversity organizations and the introduction of sponsorship programs for high-potential and diverse talent and continued incorporation of succession planning strategies and talent acquisition best practices to advance DEI at Gildan. In 2023, we rolled out our Diversity, Equity and Inclusion training entitled Inspiring Respect: DEI at Gildan. This training, which is now integrated in our onboarding process, is divided into two tiers and is an essential component of our ongoing efforts to promote diversity, equity, and inclusion throughout all of Gildan’s locations.

As of December 31, 2024, the total percentage of female employees in Gildan’s global workforce was 42.7%. We also remain committed towards our target of achieving gender parity (40%) for roles at director-level and above by 2027. In 2024, Gildan achieved 32.3% female representation at director and above levels, which is just above our 2024 target of 32%. We are working on achieving our goal through targeted talent acquisition, talent management, training and development, and retention strategies. Furthermore, to ensure accountability, management reviews progress regularly through a live global demographic analytical dashboard.

Wages and Benefits. Investing in our people is a cornerstone of our success, and we want to reward our employees’ contributions by providing them with benefits that create value for them, both professionally and personally. We believe that employees have the right to a fair wage for a regular work week that covers basic needs and provides some level of discretionary income. We recognize our responsibility to contribute to a higher standard of living for our employees by offering benefits, including, depending on facilities, free onsite medical clinics, vaccination and medicine programs, parental leave, financial assistance, subsidized meals, and free transportation. We contribute to our communities and strive to have a positive impact by helping them become stronger and more resilient through investments in local economic development, advancing access to education and promoting healthy and active lifestyles.
Risk Factors
Please see the “Financial Risk Management”, “Critical Accounting Estimates and Judgments”, and the “Risks and Uncertainties” sections of our 2024 Annual MD&A, which are incorporated herein by reference.
DIVIDEND POLICY
In December 2010, the Company announced the adoption of a dividend policy which aims to declare and pay cash dividends on a quarterly basis.
As part of the Company’s capital allocation framework, the Board of Directors considers several factors when deciding to declare quarterly cash dividends, including the Company’s present and future earnings, cash flows for working capital requirements, capital expenditures, debt covenants and repayment obligations, the macro-economic environment, and present and/or future regulatory, legal or contractual restrictions. In the context of the COVID-19 pandemic and related amendments to financial covenants in the Company's loans and note agreements, the Company suspended in 2020 its quarterly cash, which was reinstated in April 2021.
On February 22, 2022 and February 21, 2023, the Board of Directors approved a 10% increase in the amount of the then current quarterly dividend, increasing the quarterly dividend to $0.169 and $0.186 per common share, respectively. On February 20, 2024, the Board of Directors approved a 10% increase in the amount of the then quarterly dividend, increasing the quarterly dividend to $ 0.205 per common share. On February 18, 2025, the Board of Directors approved a 10% increase in the amount the then current quarterly dividend, increasing the quarterly dividend to $0.226 per common share.

For each of the three most recently completed financial years, the Company declared and paid dividends on its common shares as follows:

Date of dividend declaration	Amount of dividend per common share

February 22, 2022	0.169
May 4, 2022	0.169
August 3, 2022	0.169
November 2, 2022	0.169
February 21, 2023	0.186
May 3, 2023	0.186
August 2, 2023	0.186
November 1, 2023	0.186
February 20, 2024	0.205
May 1, 2024	0.205
July 31, 2024	0.205
October 30, 2024	0.205

CAPITAL STRUCTURE
The following is a description of the material terms of our common shares, our First Preferred shares and our Second Preferred shares, as set forth in the Articles of the Company. Our authorized share capital consists of an unlimited number of common shares, of which 151,851,182 were issued and outstanding as of February 17, 2025, and an unlimited number of First Preferred shares and Second Preferred shares, each issuable in series, none of which are issued and outstanding.
First Preferred Shares
Issuance in Series
The First Preferred shares are issuable in series and the Board of Directors has the right, from time to time, to fix the number of, and to determine the designation, rights, privileges, restrictions and conditions attaching to, the First Preferred shares of each series, subject to the limitations, if any, set out in the Articles of the Company.

Rank
The First Preferred shares rank senior to the Second Preferred shares and to the common shares with respect to the payment of dividends, return of capital and the distribution of assets in the event of the liquidation, dissolution or winding‑up of Gildan. The First Preferred shares in each series rank equally with the First Preferred shares of any other series.

Voting Rights
Unless the Articles otherwise provide with respect to any series of the First Preferred shares, the holders of the First Preferred shares are not entitled to receive any notice of or attend any meeting of the shareholders of Gildan and are not entitled to vote at any such meeting.

Second Preferred Shares
Issuance in Series
The Second Preferred shares are issuable in series and the Board of Directors has the right, from time to time, to fix the number of, and to determine the designation, rights, privileges, restrictions and conditions attaching to, the Second Preferred shares of each series subject to the limitations, if any, set out in the Articles of the Company.

Rank
The Second Preferred shares are subject and subordinate to the rights, privileges, restrictions and conditions attaching to the First Preferred shares. The Second Preferred shares rank senior to the common shares with respect to payment of dividends, return of capital and distribution of assets in the event of the liquidation, dissolution or winding up of Gildan. The Second Preferred shares in each series rank equally with the Second Preferred shares of any other series.

Voting Rights
Unless the Articles otherwise provide with respect to any series of the Second Preferred shares, the holders of the Second Preferred shares are not entitled to receive any notice of or attend any meeting of the shareholders of Gildan and are not entitled to vote at any such meeting.
Common Shares
Following the conversion of all of the Company’s Class B Multiple Voting shares into Class A Subordinate Voting shares, the Company’s shareholders approved a special resolution on February 2, 2005 to amend the Company’s Articles in order to change each of the issued and outstanding Class A Subordinate Voting shares into common shares, on a one-for-one basis, and to remove the Class B Multiple Voting shares and the Class A Subordinate Voting shares.
The common shares are subject and subordinate to the rights, privileges, restrictions and conditions attaching to the First Preferred shares and the Second Preferred shares. Each holder of common shares shall have the right to receive any dividend declared by the Company and the right to receive the remaining property and assets of the Company on dissolution.
Each holder of common shares is entitled to receive notice of and to attend all meetings of shareholders of the Company, except meetings at which only holders of another particular class or series shall have the right to vote. Each Common Share entitles the holder thereof to one vote.

MARKET FOR SECURITIES
The common shares are listed on the NYSE and the TSX under the symbol “GIL”. The Class A Subordinate Voting shares (now the common shares), which were issued at an offering price of $0.44 (Cdn$0.64), on a post-split basis, began trading on the TSX, the Montreal Exchange (the “ME”) and the American Stock Exchange (the “AMEX”) on June 17, 1998. Prior to that date, there was no public market for the Class A Subordinate Voting shares. We delisted such shares from the AMEX on August 31, 1999. On September 1, 1999, the Class A Subordinate Voting shares (now the common shares) commenced trading on the NYSE. As a result of a restructuring of Canada’s stock exchanges, which took effect on December 7, 1999, the Class A Subordinate Voting shares (now the common shares) are no longer listed on the ME.
The table below shows the monthly price range per Common Share and the trading volume of the common shares for the fiscal year ended December 29, 2024 on the TSX (in Cdn$) and on the NYSE (in US$).

COMMON SHARES
Toronto Stock Exchange (TSX)(1)				New York Stock Exchange (NYSE)(2)
Month	High (Cdn$)	Low (Cdn$)	Trading Volume	Month	High	Low	Trading Volume
January	45.65	41.32	7,585,957	January	34.13	30.69	5,287,401
February	49.48	44.30	7,805,308	February	36.60	32.75	3,279,087
March	52.87	45.13	7,400,340	March	38.83	33.42	4,282,217
April	50.99	47.54	5,070,819	April	37.58	34.57	3,819,861
May	52.27	44.23	7,373,384	May	38.30	32.25	5,080,871
June	53.77	50.52	7,520,247	June	39.07	36.93	3,259,607
July	56.87	51.47	5,629,111	July	41.22	37.48	2,610,726
August	61.56	54.93	8,954,652	August	45.64	39.96	3,854,431
September	64.34	59.06	10,802,151	September	47.75	43.48	2,741,035
October	68.89	62.91	8,653,815	October	49.64	46.54	2,675,261
November	70.44	66.66	8,492,680	November	50.58	47.55	2,677,080
December	71.13	66.85	8,962,571	December	50.60	46.45	2,072,164
(1) The trading volumes do not include trades done on alternative trading systems and only represent those on the TSX, or approximately 63% of all trades executed in Canada (approximately 150 million Common Shares).
(2) The trading volumes do not include trades done on alternative trading systems and only represent those on the NYSE, or approximately 24% of all trades executed in United States (approximately 176 million Common Shares).

CREDIT RATINGS
As at December 29, 2024, our credit ratings were as follows:

DBRS Limited
Issuer Credit Rating	BBB	Stable
4.362% senior unsecured notes due 2029	BBB	Stable

Our current credit ratings are given the following credit characteristics by DBRS Limited (“DBRS”), which are based on information made available to the public by DBRS.

DBRS has 10 issuer rating categories and long-term debt rating categories, each ranging from AAA to D and uses the designation “(high)” and “(low)” in all rating categories other than AAA and D to show the relative standing of a rating within a category. The absence of either a “(high)” or “(low)” designation indicates the rating is in the middle of the category. The BBB issuer credit rating assigned to us by DBRS indicates that we rank in the fourth highest of DBRS’s 10 rating categories. Issuers which are rated in the BBB category by DBRS are considered to be of adequate credit quality and the capacity for the payment of their financial obligations is considered acceptable. However, issuers in the BBB rating category may be vulnerable to future events. Issuer ratings assigned by DBRS address the overall credit strength of the issuer, are based on the entity itself and do not include consideration for security or ranking.
DBRS uses “rating trends” for its ratings in the corporate sector. Rating trends provide guidance in respect of DBRS’s opinion regarding the outlook for the rating in question, with rating trends falling into one of three categories – “Positive”, “Stable” or “Negative”. The rating trend indicates the direction in which DBRS considers the rating is headed should present tendencies continue, or in some cases, unless challenges are addressed. In general, the DBRS view is based primarily on an evaluation of the issuing entity or debt instruments, as applicable, but may also include consideration of the outlook for the industry or industries in which the issuing entity operates. A Positive or Negative Trend is not an indication that a rating change is imminent. Rather, a Positive or Negative Trend represents an indication that there is a greater likelihood that the rating could change in the future than would be the case if a Stable Trend was assigned to the issuing entity or debt instruments, as applicable. DBRS assigns a rating trend for each security of an issuing entity, and it is not unusual for securities of the same entity to have different trends.

The credit ratings assigned by DBRS are not a recommendation to purchase, hold, or sell our securities and may be subject to revision or withdrawal at any time by DBRS. Such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that the ratings will remain in effect for any given period of time or that the ratings will not be revised or withdrawn entirely in the future by DBRS if in its judgment circumstances so warrant.

DIRECTORS AND OFFICERS
Directors
Listed below is certain information about the directors of Gildan in office as of the date hereof. The directors have served in their respective capacities since their election and/or appointment and will continue to serve until the next annual meeting of shareholders or until a successor is duly elected.

Name and Municipality of Residence	Principal Occupation	Director Since
Michael Kneeland(1) Osprey, Florida, United States	Corporate Director	May 2024
Glenn J. Chamandy Westmount, Quebec, Canada	President and Chief Executive Officer of Gildan	May 1984 to December 2023 and since May 2024
Michener Chandlee(2)(3) Ponte Vedra Beach, Florida, United States	Chief Financial Officer of WHOOP, Inc.	May 2024
Ghislain Houle(2)(4) Westmount, Quebec, Canada	Executive Vice-President and Chief Financial Officer of Canadian National Railway Company	May 2024
Mélanie Kau(3)(4) Westmount, Quebec, Canada	Corporate Director	May 2024
Peter Lee(3)(4) Corte Madera, California, United States	Co-Founder and Partner of Browning West LP	May 2024
Karen Stuckey(2)(4) San Marcos, Texas, United States	Corporate Director	May 2024
J.P. Towner (2)(3) Outremont, Quebec, Canada	President and Chief Executive Officer of RONA Inc.	May 2024
(1)    Chair of the Board.
(2) Member of the Audit Committee.
(3)    Member of the Corporate Governance and Social Responsibility Committee.
(4)    Member of the Compensation and Human Resources Committee.

Michael Kneeland is currently the non-executive Chairman of the board of directors of United Rentals, Inc. (NYSE: URI). With nearly 26 years at United Rentals, he transitioned from Chief Executive Officer to Chairman in 2019. During his tenure, he oversaw the growth of the equipment rental business, managing acquisitions totaling nearly $8 billion. Prior to this, in 2015, he was appointed to the National Advisory Board for the Johns Hopkins Berman Institute of Bioethics. Mr. Kneeland also served on the board of directors for YRC Worldwide, Inc. from 2011 to 2019 and for Brinks Home Security from 2019 to 2023.

Glenn J. Chamandy is the Co-Founder and Chief Executive Officer of Gildan. He has over 40 years of experience leading Gildan, including 20 years as its CEO. Over the course of his tenure at Gildan, Mr. Chamandy has demonstrated a strong record of value creation while overseeing the growth of the business and building Gildan’s low-cost vertically manufacturing business. Mr. Chamandy also oversaw the Company’s expansion into Central America and Bangladesh. In 2015, Mr. Chamandy founded The Chamandy Foundation, a private family foundation with a vision of improving the lives of the younger generation through funding areas such as health and wellness, education, poverty, research, and the environment.

Michener Chandlee is currently the Chief Financial Officer of WHOOP, Inc., bringing 30 years of extensive leadership experience from the retail sector and a deep understanding of global supply chain management. Before joining WHOOP, Inc., he served as the Chief Financial Officer of Fanatics Commerce Inc. (formerly Fanatics Inc.) from 2019 to 2023. Prior to that, he spent 18 years at Nike, Inc. (NYSE), where he held various roles, including Chief Risk Officer and Vice-President of Corporate Audit, as well as Vice-President and Chief Financial Officer of the Global Marketplace, Vice-President and Chief Financial Officer North America, Chief Financial Officer Emerging Markets and Chief Financial Officer of NIKE Golf. Mr. Chandlee holds a bachelor's degree from Roanoke College and an MBA from IESE Business School.

Ghislain Houle is currently the Executive Vice-President and Chief Financial Officer of the Canadian National Railway Company (TSX, NYSE), a role he has held since 2016. Mr. Houle brings 30 years of extensive experience as a financial leader with a focus on financial management, strategic planning, and strategic acquisitions. He has spent nearly 26 years at the Canadian National Railway Company across various roles, including as the Vice-President and Corporate Comptroller, as well as the Vice-President of Financial Planning. He has also held other financial roles in the organization. Mr. Houle is a C.P.A. and received a Master of Business Administration from McGill University.

Mélanie Kau sits on the board of Alimentation Couche-Tard Inc. (TSX) and is the Chair of its Human Resources and Corporate Governance Committee. Ms. Kau possesses deep knowledge of corporate governance and has extensive experience working with the founders of highly successful businesses. She also has experience in the oversight of developing succession candidates in complex situations, including as Chair of the board of Aéroports de Montréal and as chair of Human Resources at The Fertility Partners, a private equity backed company in the North American fertility space. Ms. Kau holds a Master of Business Administration from Concordia University and a Master of Journalism from Northwestern University.

Peter Lee is Co-Founder and Partner of Browning West LP, where he plays a leading role in investment research and capital allocation. He is also currently a director on the board of CAE Inc. (TSX, NYSE). Before co-founding Browning West LP in 2019, he was an Investment Associate at Criterion Capital Management, where he was responsible for identifying and researching investment opportunities across multiple sectors. Mr. Lee also held roles at Grey Mountain Partners and Lazard. Additionally, he has served on the board of Countryside Properties plc. Mr. Lee holds a Bachelor of Arts from Carleton College and a Master of Business Administration from Harvard Business School.

Karen Stuckey is currently a Board member at The Container Store Group, Inc. (NYSE) and sits on its Governance Committee. Ms. Stuckey brings 35 years of customer driven leadership experience in retail and consumer goods companies. She has extensive knowledge in managing merchandising P&L and $40B+ private brand portfolio and product development. Additionally, she possesses deep global sourcing and supply chain management expertise.

She served most recently as the Senior Vice-President of Private Brands at Walmart Inc. Ms. Stuckey spent 17 years with Walmart in senior Merchandising P&L and Private Brand development roles in apparel, home, and general merchandise. Prior to Walmart, she served as the President of the Hanesbrands casualwear division and held other roles across numerous companies, including Target Corporation, Montgomery Ward, and Cato Corporation. Ms. Stuckey earned her Bachelor of Science in Marketing and Economics from St. Norbert College.

J.P. Towner is the President and Chief Executive Officer of RONA Inc. Mr. Towner has 15-year of experience as a financial leader with a specific focus in corporate and financial strategy, capital markets, and risk management. Prior to joining RONA Inc., he occupied C-suite positions at leading Canadian companies, including as Chief Financial Officer at Dollarama Inc. (TSX) and Executive Vice-President and Chief Financial Officer of Pomerleau Inc. He also spent close to 10 years with BMO Capital Markets, including as the Vice-President of Global Investment Banking. Mr. Towner received his Bachelor of Commerce in Accounting from Université Laval and is a graduate from the Harvard Business School’s General Management Program.
Officers
Listed below is certain information about the executive officers (as defined under applicable Canadian securities laws) of Gildan in office as of the date hereof.

Name and Municipality of Residence	Position Held Within the Company and Principal Occupation
Glenn J. Chamandy(1) Westmount, Québec, Canada	President, Chief Executive Officer and Director
Rhodri J. Harries(1)(2) Westmount, Québec, Canada	Executive Vice‑President, Chief Financial and Administrative Officer
Benito A. Masi Panama City, Panama	President, Manufacturing
Chuck J. Ward(2) Derricks, St. James, Barbados	President, Sales, Marketing and Distribution
Jason DeHaan(1) Montreal, Québec, Canada	Chief Information Officer
(1) Officer of the Company.
(2) Please see the section “General Development of the Business - Recent Developments - Executive leadership changes and CFO transition” of this Annual Information Form.

Glenn J. Chamandy is the Co-Founder and Chief Executive Officer of Gildan. He has over 40 years of experience leading Gildan, including 20 years as its CEO. Over the course of his tenure at Gildan, Mr. Chamandy has demonstrated a strong record of value creation while overseeing the growth of the business and building Gildan’s low-cost vertically manufacturing business. Mr. Chamandy also oversaw the Company’s expansion into Central America and Bangladesh. In 2015, Mr. Chamandy founded The Chamandy Foundation, a private family foundation with a vision of improving the lives of the younger generation through funding areas such as health and wellness, education, poverty, research, and the environment.

Rhodri J. Harries joined Gildan in August 2015 as Executive Vice-President, Chief Financial and Administrative Officer. Prior to joining Gildan, Mr. Harries served as the Chief Financial Officer of Rio Tinto Alcan since 2014, where previously he held the position of Chief Commercial Officer from 2009 to 2013. Mr. Harries joined Alcan in Montréal in 2004 as the Vice-President and Corporate Treasurer and remained with the company following its acquisition by Rio Tinto in 2007. Prior to joining Alcan, Mr. Harries spent 15 years in North America, Asia and Europe with General Motors, where he held successive positions of increasing responsibility in finance and business development. He is accountable for the Company’s financial management as well as overseeing information technology, corporate development and corporate affairs, including ESG activities. He is also currently on the board of Stella Jones Inc. (TSX) and The CSL Group Inc., a private company.

Benito A. Masi has been involved in apparel manufacturing in North America for over 30 years. He joined Gildan in 1986, and since then has held various positions in the Company. He was appointed Vice-President, Apparel Manufacturing in February 2001. In August 2004, he was appointed Executive Vice-President, Apparel Manufacturing and his title was changed to Executive Vice-President, Manufacturing in January 2005. In conjunction with the consolidation of the Printwear and Branded Apparel operating segments, Mr. Masi’s title has been changed to President, Manufacturing. Mr. Masi is responsible for the strategic and operational performance of the Company’s worldwide manufacturing facilities and supply chain.

Chuck J. Ward joined Gildan in April 2011 as part of the acquisition of GoldToe Moretz Holdings Corp., where he had served as the Executive Vice-President and Chief Financial Officer. Upon joining Gildan, Mr. Ward served as Vice-President, Integration leading the integration of GoldToe into Gildan. In 2012, Mr. Ward was appointed to the position of Senior Vice-President, Yarn Spinning and was responsible for leading the strategic development and operations of Gildan’s yarn spinning facilities. In 2020, Mr. Ward was appointed to the role of Senior Vice-President, North America where he was responsible for sales, distribution and planning for the North American market. In 2021, Mr. Ward was appointed to the role of President, Sales, Marketing and Distribution, where he assumed global responsibility for sales and sales strategy, marketing, planning and distribution.

Jason DeHaan joined Gildan in July 2017 as Chief Information Officer and has over 30 years of experience in information technology. Prior to joining Gildan, Mr. DeHaan served as Chief Information Officer at Abercrombie & Fitch since 2014, where he previously held key positions on the company’s IT leadership team from 2012 to 2014. He also served as the Chief Information Officer of the City of Chicago from 2010 to 2012 and as its First Deputy Chief Information Officer from 2007 to 2010. Mr. DeHaan leads Gildan's global information technology and information security organization.

As at February 17, 2025, the executive officers and directors of the Company as a group beneficially own 1,606,949 common shares, which represents 1% of the voting rights attached to all common shares.
AUDIT AND FINANCE COMMITTEE DISCLOSURE
Mandate of the Audit and Finance Committee
The mandate of the Audit and Finance Committee is included herewith as Appendix A.
Composition of the Audit and Finance Committee
The Audit and Finance Committee is composed of four independent and financially literate directors, as such terms are defined under Canadian and U.S. securities laws and regulations, and in accordance with the NYSE Corporate Governance Standards. Their education and experience relevant to the performance of their responsibilities as members of the Audit and Finance Committee are as follows:

Ghislain Houle – Mr. Houle is currently the Executive Vice-President and Chief Financial Officer of the Canadian National Railway Company (TSX, NYSE), a role he has held since 2016. Mr. Houle brings 30 years of extensive experience as a financial leader with a focus on financial management, strategic planning, and strategic acquisitions. He has spent nearly 26 years at the Canadian National Railway Company across various roles, including as the Vice-President and Corporate Comptroller, as well as the Vice-President of Financial Planning. He has also held other financial roles in the organization. Mr. Houle is a C.P.A. and received a Master of Business Administration from McGill University.

Michener Chandlee – Mr. Chandlee is currently the Chief Financial Officer of WHOOP, Inc. Before joining WHOOP, Inc., he served as the Chief Financial Officer of Fanatics Commerce Inc. (formerly Fanatics Inc.) from 2019 to 2023. Prior to that, he spent 18 years at Nike, Inc. (NYSE), where he held various roles, including Chief

Risk Officer and Vice-President of Corporate Audit, as well as Vice-President and Chief Financial Officer of the Global Marketplace, Vice-President and Chief Financial Officer North America, Chief Financial Officer Emerging Markets and Chief Financial Officer of NIKE Golf. Mr. Chandlee holds a bachelor's degree from Roanoke College and an MBA from IESE Business School.

Karen Stuckey – Ms. Stuckey brings 35 years of customer driven leadership experience in retail and consumer goods companies. She has extensive knowledge in managing merchandising P&L and $40B+ private brand portfolio and product development. Additionally, she possesses deep global sourcing and supply chain management expertise. She served most recently as the Senior Vice-President of Private Brands at Walmart Inc. Ms. Stuckey spent 17 years with Walmart in senior Merchandising P&L and Private Brand development roles in apparel, home, and general merchandise. Prior to Walmart, she served as the President of the Hanesbrands casualwear division and held other roles across numerous companies, including Target Corporation, Montgomery Ward, and Cato Corporation. Ms. Stuckey earned her Bachelor of Science in Marketing and Economics from St. Norbert College.

J.P. Towner – Mr. Towner is the President and Chief Executive Officer of RONA Inc. and has 15-year of experience as a financial leader with a specific focus in corporate and financial strategy, capital markets, and risk management. Prior to joining RONA Inc., he occupied C-suite positions at leading Canadian companies, including as Chief Financial Officer at Dollarama Inc. (TSX) and Executive Vice-President and Chief Financial Officer of Pomerleau Inc. He also spent close to 10 years with BMO Capital Markets, including as Vice-President of Global Investment Banking. Mr. Towner received his Bachelor of Commerce in Accounting from Université Laval and is a graduate from the Harvard Business School’s General Management Program.

Pre-Approval of Non-Audit Services
In accordance with the Code of Ethics of the Ordre des comptables professionnels agréés du Québec (CPA) independence standards for auditors, the Sarbanes-Oxley Act of 2002, and rules of the U.S. Securities and Exchange Commission, the Company is restricted from engaging its external auditor to provide certain non-audit services to the Company and its subsidiaries, including bookkeeping or other services related to the accounting records or financial statements, information technology services, valuation services, actuarial services, internal audit services, corporate finance services, management functions, human resources functions, legal services and expert services unrelated to the audit. The Company does engage its external auditor from time to time to provide certain non-audit services other than the restricted services. All non-audit services must be specifically pre-approved by the Audit and Finance Committee.
External Auditor Service Fees
The aggregate fees billed by KPMG LLP (“KPMG”), the Company’s external auditor, for various audit, audit-related and tax services rendered for the fiscal years 2024 and 2023 were as follows:
Audit Fees — The aggregate audit fees billed by KPMG were Cdn $3,835,250 for fiscal 2024 and Cdn $3,149,750 for fiscal 2023. These fees consisted of professional services rendered for the annual audit of the Company’s consolidated financial statements and the quarterly reviews of the Company’s interim financial statements, and services provided in connection with statutory and regulatory filings or engagements, services provided in connection with our inaugural bond offering in 2024, and additional audit procedures related to accounting matters. The fees for the annual audit of the Company’s consolidated financial statements include fees relating to KPMG’s audit of the effectiveness of the Company’s internal control over financial reporting.
Audit-Related Fees — The aggregate audit-related fees billed by KPMG were Cdn $567,250 for fiscal 2024 and Cdn $402,750 for fiscal 2023. These services consisted of translation services, ESG assurance, procedures upon non-GAAP financial measures and certification of paid-up capital for Gildan’s subsidiaries.
Tax Fees — The aggregate tax fees billed by KPMG were Cdn $596,000 for fiscal 2024 and Cdn $613,750 for fiscal 2023. These services consisted of tax compliance, including assistance with the preparation and review of tax returns, and the preparation of annual transfer pricing studies.

LEGAL PROCEEDINGS
The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.
TRANSFER AGENT AND REGISTRAR
The transfer agent and registrar of the Company is Computershare Investor Services Inc. having offices in Montréal and Toronto at which the register of transfer of the common shares is held. The co-transfer agent and co-registrar of the Company is Computershare Trust Company, N.A., having an office in Golden, Colorado.
MATERIAL CONTRACTS
Other than the agreements entered into during the normal course of business, the only material agreement entered into in fiscal 2024, or before fiscal 2024 and which is still in force, is the following:
•    The current Shareholder Rights Plan, which was adopted by the Board of Directors on February 21, 2023 and last approved and ratified by the Company’s shareholders at the annual shareholders’ meeting on May 4, 2023. The current Shareholder Rights Plan will expire on the date on which the annual meeting of the Company’s shareholders will be held in 2026, with one renewal option subject to shareholder approval, and subject to earlier termination or expiration in accordance with its terms. The Shareholder Rights Plan was filed on SEDAR+ on February 22, 2023, and is available at www.sedarplus.ca.
INTERESTS OF EXPERTS
KPMG, the external auditor of the Company, reported on the 2024 Annual Financial Statements, which were filed with the securities regulatory authorities. KPMG LLP have confirmed that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations. Further, KPMG are independent accountants with respect to the Company under all relevant US professional and regulatory standards.
CAUTION REGARDING FORWARD-LOOKING STATEMENTS
Certain statements included in this Annual Information Form constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, statements related to the Company's Next Generation ESG strategy and ESG targets, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions. In particular, information appearing under the headings “Business Overview” and “Strategy and Objectives” contain forward looking statements. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of the 2024 Annual MD&A for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this Annual Information Form.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast, or projection in such forward-looking information, include, but are not limited to:
•changes in general economic, financial or geopolitical conditions globally or in one or more of the markets we serve;
•our ability to implement our growth strategies and plans, including our ability to bring projected capacity expansion online;
•the intensity of competitive activity and our ability to compete effectively;
•our reliance on a small number of significant customers, including our largest distributor;
•the fact that our customers do not commit to minimum quantity purchases;
•our ability to anticipate, identify, or react to changes in consumer preferences and trends;
•our ability to manage production and inventory levels effectively in relation to changes in customer demand;
•fluctuations and volatility in the prices of raw materials and energy related inputs, from current levels, used to manufacture and transport our products;
•our reliance on key suppliers and our ability to maintain an uninterrupted supply of raw materials, intermediate materials, and finished goods;
•the impact of climate, political, social, and economic risks, natural disasters, epidemics, pandemics and endemics, in the countries in which we operate or sell to, or from which we source production;
•disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, weather-related events, natural disasters, epidemics and pandemics, and other unforeseen adverse events;
•compliance with applicable trade, competition, taxation, environmental, health and safety, product liability, employment, patent and trademark, corporate and securities, licensing and permits, data privacy, bankruptcy, anti-corruption, and other laws and regulations in the jurisdictions in which we operate;
•the imposition of trade remedies, compliance with or changes to duties and tariffs, international trade legislation, bilateral and multilateral trade agreements and trade preference programs that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
•elimination of government subsidies and credits that we currently benefit from, and the non-realization of anticipated new subsidies and credits;
•the impact, including broader economic impacts, of the proposed tariffs that were recently announced by the U.S. federal government and of any retaliation measures that may be announced by other governments, or the imposition of further restrictions or prohibitions on the export or import of goods between countries;
•factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;
•changes to and failure to comply with consumer product safety laws and regulations;
•changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;
•our reliance on key management and our ability to attract and/or retain key personnel;
•negative publicity as a result of actual, alleged, or perceived violations of human rights, labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;
•our ability to protect our intellectual property rights;
•operational problems with our information systems or those of our service providers as a result of system failures, viruses, security and cyber security breaches, disasters, and disruptions due to system upgrades or the integration of systems;
•an actual or perceived breach of data security;
•rapid developments in artificial intelligence;
•our ability to successfully integrate acquisitions and realize expected benefits and synergies;
•changes in accounting policies and estimates; and

•exposure to risks arising from financial instruments, including credit risk on trade accounts receivables and other financial instruments, liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses, or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.
There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this Annual Information Form are made as of the date hereof, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this Annual Information Form are expressly qualified by this cautionary statement.
ADDITIONAL INFORMATION
Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under the Company’s equity compensation plans is contained in the management information circular for the Company’s most recent annual meeting of shareholders that involve the election of directors. Additional financial information is provided in the 2024 Annual Financial Statements and the 2024 Annual MD&A for the Company’s most recently completed financial year.
Copies of these documents and additional information relating to Gildan may be found on the SEDAR+ website at www.sedarplus.ca and the EDGAR website at www.sec.gov and may also be obtained upon request to the Secretary of Gildan at the following address:
600 de Maisonneuve Boulevard West, 33rd Floor
Montréal, Québec
H3A 3J2
Telephone:  (514) 735‑2023

The documents mentioned above, as well as Gildan’s news releases, are also available on the Company’s website at www.gildan.com. Information on the Company's website does not form part of and is not incorporated by reference in this Annual Information Form.

APPENDIX A - MANDATE OF THE AUDIT AND FINANCE COMMITTEE
The following description of the mandate of the Audit and Finance Committee of the Corporation complies with applicable Canadian laws and regulations, such as the rules of the Canadian Securities Administrators, and with the disclosure and listing requirements of the Toronto Stock Exchange (collectively, the “Canadian Corporate Governance Standards”), as they exist on the date hereof. In addition, this mandate complies with applicable U.S. laws, such as the Sarbanes-Oxley Act of 2002, and rules and regulations adopted thereunder, and with the New York Stock Exchange’s corporate governance standards (collectively, the “US Corporate Governance Standards”), as they exist on the date hereof. The mandate of the Audit and Finance Committee of the Corporation (the “Audit Committee”) shall be reviewed annually by the Board in order to ensure on-going compliance with such standards.
1.    Membership and Quorum
•a minimum of three directors;
•only “independent” (as contemplated by Canadian Corporate Governance Standards and US Corporate Governance Standards) directors shall be appointed, the whole as determined by the Board; no affiliate of the Corporation or any of its subsidiaries (including any person who, directly or indirectly, controls or is controlled by, or is under common control with the Company, or any director, executive officer, partner, member, principal or designee of such affiliate) may serve on the Audit Committee;
•a member of the Audit Committee shall receive no compensation from the Corporation or any of its affiliates other than compensation as a director and committee member of the Corporation; prohibited compensation includes fees paid, directly or indirectly, for services as a consultant or as legal or financial advisor, regardless of the amount;
•each member must be “financially literate” (as contemplated by Canadian Corporate Governance Standards and US Corporate Governance Standards), as determined by the Board;
•at least one member must be an “audit committee financial expert” (as contemplated by US Corporate Governance Standards), as determined by the Board;
•members of the Audit Committee shall be appointed annually by the Board upon recommendation of the Corporation’s Corporate Governance and Social Responsibility Committee (the “Corporate Governance Committee”); such members may be removed or replaced, and any vacancies on the Audit Committee shall be filled by the Board upon recommendation of the Corporation’s Corporate Governance Committee; membership on the Audit Committee shall automatically end at such time the Board determines that a member ceases to be “independent” as determined in the manner set forth above;
•quorum of majority of members.
2.    Frequency and Timing of Meetings
•normally contemporaneously with the Corporation’s Board meetings;
•at least four times a year and as necessary.

3.    Mandate
The responsibilities of the Audit Committee include the following:

(a)Overseeing financial reporting
(1)monitoring the integrity and quality of the Corporation’s accounting and financial reporting process, disclosure controls and procedures, and systems of internal control over financial reporting, through independent discussions with management, the external auditors and the internal auditors;
(2)reviewing, with management and the external auditors, the annual audited consolidated financial statements of the Corporation and accompanying information, (including the report of the auditors thereon to be included in the annual report of the Corporation), the Corporation’s management’s discussion and analysis (“MD&A”) and annual earnings press release, prior to their release, filing and distribution;
(3)reviewing, with management and the external auditors, the condensed interim consolidated financial statements of the Corporation and accompanying information, including the Corporation’s quarterly MD&A and quarterly earnings press release, prior to their release, filing and distribution;
(4)reviewing, with management and where appropriate, the external auditors, the financial information contained in prospectuses, registration statements, offering memoranda, annual information forms, management information circulars, Form 6‑K (including Supplemental Disclosure) and Form 40‑F and any other document required to be disclosed or filed by the Corporation before their public disclosure or filing with regulatory authorities in Canada or the U.S.;
(5)reviewing, with management, the type, presentation, controls and processes relating to financial information to be included in earnings press releases and other documents required to be filed with regulatory authorities in Canada or the U.S. (including earnings guidance and other material forward-looking information, as well as any use of pro-forma or non-GAAP financial information);
(6)reviewing, with management, that adequate procedures are in place for the review of the Corporation’s disclosure of financial information extracted or derived from the Corporation’s financial statements, such as annual reports and investor presentations, and periodically assessing the adequacy of those procedures;
(7)reviewing, with the external auditors and management, the quality, appropriateness and disclosure of the Corporation’s accounting principles and policies, underlying assumptions and reporting practices, and any proposed changes thereto;
(8)reviewing any analysis or other written communications prepared by management setting forth significant financial reporting issues, including the method used to account for significant unusual transactions or events and disclosures relating thereto, critical accounting estimates and judgments made in connection with the preparation of the financial statements, the analyses of the effect of alternative acceptable accounting policy choices, and the disclosure of sensitive matters such as related party transactions;
(9)reviewing a copy of the representation letter provided to the external auditors from management and any additional representations required by the Audit Committee;
(10)reviewing the external auditors’ quarterly review engagement report;
(11)overseeing the procedures to review management certifications filed with applicable securities regulators;
(12)reviewing the potential impact of any litigation, claim or other contingency, including tax assessments, that could have a material effect upon the financial position or operating results of the Corporation and the appropriateness of the disclosure thereof in the documents reviewed by the Audit Committee;
(13)overseeing the procedures to monitor the public disclosure of information by the Corporation;
(14)reviewing the Corporation’s Disclosure Policy on a regular basis;
(15)reviewing the results of the external audit, any significant problems encountered in performing the audit, and management’s response and/or action plan related to any management letter issued by the external auditors and any significant recommendations contained therein.
(b)Monitoring risk management and internal controls
(1)receiving periodically management’s report assessing the adequacy and effectiveness of the Corporation’s disclosure controls and procedures;
(2)receiving periodically management’s reports assessing the adequacy and effectiveness of the Corporation’s systems of internal control over financial reporting and reviewing the report of the auditors thereon;
(3)reviewing insurance coverage (annually and as may otherwise be appropriate);
(4)reviewing and approving the Corporation’s policies and parameters regarding hedging activity and derivatives contracts entered into by management in order to address risks associated with foreign exchange fluctuations, commodity prices, interest rates and any other risks where the Corporation enters into derivatives contracts;
(5)overseeing information technology strategy and risk management as well as cyber and data privacy and security risks, controls and related matters, including policies, guidelines, incident response plans and procedures;
(6)assisting the Board with the oversight of the Corporation’s compliance with, and reviewing the Corporation’s processes for complying with, applicable legal and regulatory requirements, including securities law and tax compliance;
(7)overseeing the confidential, anonymous procedures for the receipt, retention and treatment of complaints or concerns received by the Corporation, including with respect to accounting, internal accounting controls or auditing matters or employee concerns regarding accounting or auditing matters;
(8)requesting the performance of any specific audit, as required.
(c)Monitoring internal auditors
(1)ensuring that the head of internal audit has a functional reporting relationship with the Audit Committee;
(2)overseeing the access by internal auditors to all levels of management in order to carry out their duties;
(3)regularly monitoring the internal audit function’s performance, its responsibilities, plans, staffing and budget;
(4)obtaining periodic reports from the head of internal audit regarding internal audit findings and reviewing periodic reports from management on the progress of management’s action plans for the remediation of control deficiencies related to such findings;
(5)approving the appointment and termination of the Corporation’s chief internal auditor;
(6)ensuring the ongoing accountability of the internal audit function to the Audit Committee and to the Board.

(d)Monitoring external auditors
(1)performing annual evaluations of the performance of the external auditors, including assessing their qualifications and compensation as well as the quality and independence of their audits;
(2)monitoring at least annually the results of the periodic regulatory and professional quality-control examinations of the quality of the external audits, including any required remedial action to be taken by the external auditors and any internal control implications for the Corporation;
(3)recommending the retention and, if appropriate, the removal and replacement of external auditors (all of which is subject to shareholder approval);
(4)overseeing all relationships between the external auditors and the Corporation including, determining which non-audit services the external auditors are prohibited from providing, approving or pre-approving policies defining audit and permitted non-audit services provided by the external auditors, overseeing the disclosure of all audit and permitted non-audit services provided by the external auditors, and reviewing and approving the total amount of fees paid by the Corporation to the external auditors for all audit and non-audit services;
(5)overseeing the direct reporting and accountability of the external auditors to the Audit Committee and to the Board;
(6)reviewing with the external auditors and approving their annual audit plan document for the audit of the Corporation’s consolidated financial statements and internal controls over financial reporting;
(7)overseeing the work of the external auditors, including the review of the external auditors’ quarterly and annual findings report presentations to the Audit Committee, and overseeing the resolution of any disagreement between the auditors and management regarding accounting and financial reporting;
(8)discussing with the external auditors the quality and not just the acceptability of the Corporation’s accounting principles, including (i) critical accounting policies and practices used, (ii) critical accounting estimates and matters involving significant uncertainty, (iii) alternative treatments of financial information that have been discussed with management, the ramification of their use and the treatment preferred by the external auditors, as well as (iv) other material written communications between the Corporation and the external auditors with respect thereto;
(9)reviewing at least annually, representations by the external auditors describing their internal quality-control procedures;
(10)reviewing at least annually, the external auditors’ representations as to independence and holding discussions with the external auditors as to any relationship or services that may impact their objectivity or independence;
(11)reviewing hiring policies for employees or former employees of the Corporation’s firm of external auditors;
(12)overseeing the selection and rotation of lead, concurring and other partners involved in the audit.
(e)Reviewing financings and capital allocation plans
(1)reviewing the Corporation’s capital allocation plans, including dividend policies, share buyback programs, overall debt structure, and target leverage ratio, and making recommendations to the Board for approval thereon;

(2)reviewing the adequacy, terms and conditions, and compliance relating to the Corporation’s material financing arrangements, including sales of accounts receivable, supplier factoring and hedging, and making recommendations to the Board for approval thereon.
(f)Evaluating the performance of the Audit Committee
(1)overseeing the existence of processes to annually evaluate the performance of the Audit Committee.

Because of the Audit Committee’s demanding role and responsibilities, the Board Chair, together with the Corporate Governance Committee Chair, reviews any invitation to Audit Committee members to join the audit committee of another publicly-listed entity. Where a member of the Audit Committee simultaneously serves on the audit committee of more than three public companies, including the Corporation, the Board determines whether such simultaneous service impairs the ability of such member to effectively serve on the Audit Committee and either requires a correction to the situation or discloses in the Corporation’s Management Information Circular that there is no such impairment.

As appropriate, the Audit Committee may obtain advice and assistance from outside legal, accounting or other advisors and set and pay their compensation, and so advise the Board Chair and, if appropriate, the external auditors; the Audit Committee makes arrangements for the appropriate funding for payment of the external auditors and any advisors retained by it. In addition, the Corporation will provide appropriate funding for the Audit Committee, including the payment of all outside legal, accounting and other advisors retained by the Audit Committee.

The internal auditors and the external auditors will have at all times a direct line of communication with the Audit Committee. In addition, each meets separately with the Audit Committee, without management, at least once a quarter, during which the Corporation’s financial statements and control environment must be discussed. Furthermore, at least once a quarter, and more frequently as required, the Audit Committee meets separately with management. Finally, at each regularly-scheduled and special meeting, the Audit Committee meets without management or any non-independent directors present.

The Audit Committee reports annually to the Board on the adequacy of its mandate. In addition, the Chair of the Audit Committee reports regularly to the Board on the business of the Audit Committee.

Nothing contained in the above mandate is intended to transfer to the Audit Committee the Board’s responsibility to ensure the Corporation’s compliance with applicable laws or regulations or to expand applicable standards of liability under statutory or regulatory requirements for the directors or the members of the Audit Committee. Even though the Audit Committee has a specific mandate and its members may have financial experience, they do not have the obligation to act as auditors or to perform auditing, or to determine that the Corporation’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles. Such matters are the responsibility of management, the internal auditors and the external auditors. Members of the Audit Committee are entitled to rely, absent knowledge to the contrary, on (i) the integrity of the persons and organizations from whom they receive information, (ii) the accuracy and completeness of the information provided, and (iii) representations made by management as to the non-audit services provided to the Corporation by the external auditors. The Audit Committee’s oversight responsibilities are not established to provide an independent basis to determine that (i) management has maintained appropriate accounting and financial reporting principles or appropriate internal controls and procedures, or (ii) the Corporation’s financial statements have been prepared and, if applicable, audited in accordance with generally accepted accounting principles.
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